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August 17, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Coy Garrison, Special Counsel

Re:	Blackstone Real Estate Income Trust, Inc.

Post-Effective Amendment No. 5 to Form S-11

Filed July 13, 2017

File No. 333-213043

Dear Mr. Garrison:

We have been authorized by Blackstone Real Estate Income Trust, Inc., a Maryland corporation (the “Company”) to provide the following response to your oral comments delivered by telephone on July 21, 2017, to Eva Kang of our office regarding the Company’s Post-Effective Amendment No. 5 to the Company’s Registration Statement on Form S-11 (File No. 333-213043) (“Amendment No. 5”), filed with the Securities and Exchange Commission on July 13, 2017. For ease of review, your comments appear in italics with the Company’s responses immediately following.

Historical NAV Per Share

1.	Please clarify that the “Accrued Stockholder Servicing Fees” line item is different than the figure provided for accrued stockholder servicing fees under GAAP in the Company’s periodic filings and quantify the amount of stockholder servicing fees accrued under GAAP.

Response:

In response to your comment, the Company will update the footnote with respect to “Accrued Stockholder Servicing Fees” in future filing to clarify the differences between the accrual of stockholder servicing fees for purposes of NAV and pursuant to GAAP, and to quantify the amount of such accrued stockholder servicing fees under GAAP.

Securities and Exchange Commission	August 17, 2017

Incorporation By Reference

2.	Please update this section to incorporate by reference the annual proxy statement.

Response:

The Company acknowledges the comment and will update the section in the Company’s next prospectus supplement.

If this is acceptable, we request the Staff to declare Amendment No. 5 effective at the earliest practicable time. Please do not hesitate to call me at (212) 455-3577 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Andrew R. Keller
Andrew R. Keller

cc: Leon Volchyok